FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Norsat International Inc.
110 – 4020 Viking Way
Richmond, BC  V6V 2L4

Item 2

Date of Material Change

January 21, 2011

Item 3

News Release

News releases were issued by Norsat International Inc. (the “Company” or “Norsat”) on January 19, 2011 and January 24, 2011 and distributed through Stockwatch and filed on SEDAR.

Item 4

Summary of Material Change

On January 19, 2011, the Company, a leading provider of broadband communications solutions, announced that it entered into a Share Purchase Agreement to acquire all the shares of Sinclair Technologies Holdings Inc. (“Sinclair”), a leading provider of antenna and RF conditioning products, based in Aurora, Ontario.  The acquisition closed on January 21, 2011.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

On January 19, 2011, the Company announced that it entered into a Share Purchase Agreement dated January 18, 2011 to acquire all the shares of Sinclair.  The acquisition closed on January 21, 2011.

Norsat agreed to pay US$19.25 million to acquire all outstanding shares of Sinclair, subject to normal closing adjustments.  Norsat financed the transaction with US$4.75 million from cash, US$12.0 million in debt financing from its principal banker, and 4,028,932 common shares issued from treasury. Of the purchase price,

(a)

US$14.5 million was paid at closing to the shareholders of Sinclair;

(b)

US$1.5 million and all the common shares were deposited into escrow; and

(c)

Norsat agreed to pay up to an additional US$750,000.

The common shares deposited into escrow will be earned out based on the performance of Sinclair in 2011.  Based on the 2012 performance of Sinclair, promissory notes for up to US$750,000 will be issued to the former shareholders of Sinclair.  The balance of the purchase price deposited into escrow (US$1,500,000) is payable after the completion of a working capital adjustment and the determination of whether additional holdbacks are required under the terms of the Share Purchase Agreement.

The US$12.0 million in debt financing used to complete the acquisition was provided by way of a demand loan.  Norsat is required to repay 1/60th of original principal balance monthly and within 120 days of year-end to also pay an amount equal to the greater of 5% of the original balance and 30% of Norsat’s surplus cash flow.

Founded in 1951, Sinclair, the operating subsidiary of Sinclair Technologies Holdings Inc., is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Sinclair offers more than 2,000 different products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multicouplers, and Accessories which are used extensively in public safety and national security communication networks, corporate and commercial communication networks, natural resource management communications systems, road, rail, air, marine and heavy transport communication systems, specialized network applications. Sinclair has industry leading expertise in all aspects of antenna and filter manufacturing. Sinclair’s systems engineers are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancements, Sinclair continues to expand its product offerings and improve existing designs to better serve its customers. Sinclair has offices in Canada, the United States and the United Kingdom and as of September 30, 2010 had approximately 100 employees.

For the fiscal year ended September 30, 2010, Sinclair had revenues of CAD$20.1 million and EBITDA1 of CAD$3.1 million compared to 2009 revenues of CAD$16.1 million and EBITDA of CAD$2.1 million. These results denote another year of continued growth from Sinclair, which has shown a string of consecutive years of increased revenue and earnings, even during the major economic malaise that has affected global markets since 2008. In the last three years the compound annual growth rate (CAGR) for revenues was 13% and the CAGR for EBITDA was 26%.

A copy of the share purchase agreement will be available on SEDAR.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Amiee Chan
President and Chief Executive Officer

Telephone:  (604) 821-2808

Item 9

Date of Report

January 28, 2011

Forward Looking Statements

Statements in this material change report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities. The forward-looking statements in this material change report include statements regarding the benefits expected to be obtained by completing the acquisition. Factors that may cause results to vary from those anticipated include the risk that future results of Sinclair are not consistent with past results. Although Norsat believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, but such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Norsat’s management on the date the statements are made. Norsat undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended September 30, 2010, and the Management Discussion and Analysis for the quarter ended September 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.